# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CorMedix Inc., CIK 0001410098
CUSIP: 21900C308
Title of class of securities: COMMON STOCK, PAR V ALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 300 CONNELL DRIVE, SUITE 4200, BERKELEY HEIGHTS, New Jersey (NJ), 07922
Date of event which requires filing of this statement: 08/08/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002063837-25-000002
Filed by CIK 0002063837

## Reporting persons
- SHAIBATALHAMD AYMEN ABDALKADER: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); member of a group; sole voting power 4,645,630; shared voting power 0; sole dispositive power 4,645,630; shared dispositive power 0; aggregate amount beneficially owned 4,645,630 (6.2% of the class)

## Item 1. Issuer
Name of issuer: CorMedix Inc.
Address of issuer's principal executive offices: 300 CONNELL DRIVE, SUITE 4200, BERKELEY HEIGHTS, NEW JERSEY, 07922

## Item 2. Person Filing
Name of person filing: SHAIBATALHAMD AYMEN ABDALKADER
Address of principal business office or, if none, residence: 7852, Al Batinah, 2650, Al Woroud Dist., Riyadh 12253, Saudi Arabia
Citizenship: Saudi Arabia

## Item 4. Ownership
Amount beneficially owned: 4,645,630
Percent of class: 6.22
Sole power to vote or to direct the vote: 4,645,630
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,645,630
Shared power to dispose or to direct the disposition: 0

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SHAIBATALHAMD AYMEN ABDALKADER: SHAIBATALHAMD AYMEN ABDALKADER, Individual (08/08/2025)